Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04036292

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2004-08-10

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Quarterly Report II 2004 in printed version.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

Encl.

Dlw 8/17

Information for Our Shareholders

Purity and precision in the production of flatscreens – a job for Henkel's P3 range of products. These products are used in the cleaning phases between process stages and in the manufacture of color masks. Reliable and environmentally sound. The P3 brand with its know-how in surface treatment celebrates its 75th anniversary in 2004.


Henkel
A Brand like a Friend

Financial Highlights – Henkel Group

in million euros

	Q 2/2003	Q 2/2004	Change[1]	1 – 6/2003	1 – 6/2004	Change[1]
Sales	2,378	2,756	15.9 %	4,715	5,099	8.1 %
Operating profit (EBIT)	180	198	10.4 %	348	373	7.5 %
Laundry & Home Care	75	67	– 9.4 %	144	136	– 4.8 %
Cosmetics/Toiletries	54	61	12.5 %	96	103	7.3 %
Consumer and Craftsmen Adhesives	31	35	13.2 %	64	72	12.4 %
Henkel Technologies	55	69	24.2 %	101	124	23.1 %
EBIT margin %	7.6	7.2	– 0.4 pp	7.4	7.3	– 0.1 pp
Earnings before tax	193	205	6.2 %	370	391	5.7 %
Net earnings for the quarter/half year	127	135	6.3 %	243	264	8.6 %
Net earnings after minority interests	123	131	6.5 %	238	258	8.4 %
Earnings per preferred share in euros	0.86	0.92	7.0 %	1.69	1.82	7.7 %
Earnings per ordinary share in euros	0.85	0.91	7.1 %	1.66	1.79	7.8 %
Earnings per preferred share before goodwill amortization in euros	1.08	1.37	26.9 %	2.13	2.47	16.0 %
Return on capital employed (ROCE) %	16.7	11.8	– 4.9 pp	16.1	13.2	– 2.9 pp
Investments in property, plant and equipment	73	72	– 1.4 %	136	145	6.6 %
Research and development costs	70	69	– 1.4 %	130	133	2.5 %
Number of employees (as of June 30)	48,490	50,983	2,493	48,490	50,983	2,493

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Highlights Second Quarter

Key Financials

- Sales adjusted for foreign exchange: + 19.2 percent; organic: + 1.7 percent
- Operating profit before goodwill amortization (EBITA) adjusted for foreign exchange: + 29.3 percent
- Operating profit (EBIT) adjusted for foreign exchange: + 14.0 percent
- Earnings per preferred share before goodwill amortization: + 26.9 percent
- Organic sales growth for 2004 expected to be in the range of + 2.0 percent, profit and earnings targets confirmed, slight increase in guidance for earnings per share before goodwill amortization

Key Facts

- First-time consolidation of The Dial Corporation, USA
- Strong organic sales growth in the Consumer Adhesives and Technologies sectors; sluggish performance in the Home and Personal Care segments
- High double-digit sales growth in North America, Latin America and Asia-Pacific
- Cognis redeemed Henkel vendor note totaling 413 million euros
- Henkel preferred share price rises 4.3 percent – DJ EURO STOXX non-cyclical consumer goods increases 3.4 percent – DAX up 5.1 percent


Weißer Riese

New: Weißer Riese with OXI Energy


DIADERMINE
HYDRA
BODY MILK

New: Diadermine Body Perfect – the perfect body care


Metylan
NEU

New: Metylan secura – strong adhesion for wallpapering


LOCTITE

New: Epoxy adhesive products for the aircraft industry

Business Performance, Second Quarter 2004

Underlying Economic Conditions

World Economy

The world economy continued its upturn during the second quarter of the fiscal year. GDP growth in the US slowed to 3 percent due to sluggish consumer demand. With growth of 2 percent, Europe benefited from brisk export activity. Japan continued to expand and grew by more than 4 percent. The other countries of Asia showed a particularly strong dynamic growth of 6 percent, mainly driven by double-digit increases in exports. Latin America expanded by more than 4 percent.

Sector Performance

Consumer spending remained sluggish in most European countries. Economies in the core countries of Germany, France and Italy were slowed by consumers reluctance to spend. In the US, economic indicators pointed to a slowing of the previously very brisk consumer demand. There was a moderate increase in personal consumption in many countries of Asia.

By comparison, the industrial sectors performed more favorably in many regions. The electronics sector in particular profited from increasing worldwide demand for electronic products.

The automotive industry showed a slight improvement. In the US and Europe, production experienced a small increase. Substantially higher growth rates were achieved in many emerging economies, both in Asia and in Latin America.

With the exception of Germany, the construction industry in Europe experienced a further slight recovery without developing a more sustained dynamic.

Business Performance

Sales and Profits

In the second quarter of 2004, the Henkel Group increased sales adjusted for foreign exchange by 19.2 percent. The first-time consolidation of the Dial acquisition, Latin America and Asia-Pacific contributed significantly to this improvement. Dial alone showed an organic sales growth, compared with the prior-year quarter, of more than 4 percent. Adjusted for foreign exchange and acquisitions/divestments, Henkel Group organic sales growth was 1.7 percent. The Henkel Technologies and Consumer and Craftsmen Adhesives business sectors drove this increase.

Gross margin declined 1.3 percentage points to 47.0 percent due to the prevailing high level of competition, the integration of the Dial business and growth in countries outside Europe where margins are lower.

Adjusted for foreign exchange, operating profit (EBIT) rose by 14.0 percent. Apart from Laundry & Home Care, all business sectors contributed to this improvement with increases in the double-digit percentage range. Return on sales fell by 0.4 percentage points to 7.2 percent. Goodwill amortization for Dial reduced operating profit.

Return on capital employed (ROCE) decreased by 4.9 percentage points to 11.8 percent. With the exception of Henkel Technologies, ROCE declined in all business sectors due to increased capital employed arising from acquisitions.

Income from participations rose slightly by 3 million euros to 56 million euros. Income from the financial investments in Clorox and Ecolab more than offset the loss of dividend resulting from the sale of the stake in Wella AG. In particular, the financing costs arising from the acquisition of Dial and the loss of income from the vendor note to Cognis caused an increase in net interest expense from −40 million euros to −49 million euros.

With a tax rate of 34.2 percent, net earnings for the quarter increased by 6.3 percent to 135 million euros compared with prior year. After minority interests, net earnings for the quarter were 131 million euros. Earnings per preferred share increased by 7.0 percent to 0.92 euros. Before goodwill amortization, earnings per preferred share amounted to 1.37 euros, a 26.9 percent increase compared with the previous year.

Acquisitions

Effective June 1, 2004, Henkel acquired the Indola business from Alberto-Culver Inc., Melrose Park, Illinois, USA, thus strengthening its European salon business. This acquisition, with sales of about 44 million euros in the last fiscal year, has solidified Henkel's excellent position as the third largest supplier in this market.

Capital Expenditures

Investments in property, plant and equipment for continuing operations amounted to 72 million euros. A total of 3,001 million euros was invested in intangible assets and in the Dial and Indola acquisitions.

Research and Development

Expenditures for research and development by the Henkel Group amounted to 69 million euros. This represents 2.5 percent of sales.

Sales[1]	Q2	1–6
2004 (in million euros)	**2,756**	**5,099**
2003 (in million euros)	**2,378**	**4,715**
Change versus previous year	15.9 %	8.1 %

[1] calculated on the basis of units of 1,000 euros

EBIT[1]	Q2	1–6
2004 (in million euros)	**198**	**373**
2003 (in million euros)	**180**	**348**
Change versus previous year	10.4 %	7.5 %
After adjusting for foreign exchange	14.0 %	11.4 %

[1] calculated on the basis of units of 1,000 euros

Net earnings after minority interests	Q2	1–6
2004 (in million euros)	**131**	**258**
2003 (in million euros)	**123**	**238**
Change versus previous year	6.5 %	8.4 %

Employees

As of June 30, 2004, the number of Henkel Group employees, including Dial, was 50,983. The percentage of personnel working outside Germany is now 79 percent.

Sales development	Q2	1–6
Change versus previous year	15.9 %	8.1 %
Foreign exchange	– 3.3 %	– 3.9 %
At constant exchange rates	19.2 %	12.0 %
organic[1]	1.7 %	2.0 %
acquisitions/divestments	17.5 %	10.0 %

[1] after adjusting for foreign exchange and acquisitions/divestments

Return on sales (EBIT)	Q2	1–6
2004	**7.2 %**	**7.3 %**
2003	**7.6 %**	**7.4 %**
Change versus previous year	– 0.4 pp	– 0.1 pp
After adjusting for foreign exchange	– 0.4 pp	– 0.1 pp

pp = percentage points

Earnings per preferred share	Q2	1–6
2004 (in euros)	**0.92**	**1,82**
2003 (in euros)	**0.86**	**1.69**
Change versus previous year	7.0 %	7.7 %
Earnings per preferred share before goodwill amortization **2004** (in euros)	**1.37**	**2.47**
Earnings per preferred share before goodwill amortization **2003** (in euros)	**1.08**	**2.13**
Change versus previous year	26.9 %	16.0 %

Major Participations

Henkel has a 28.2 percent stake in **Ecolab Inc.**, St. Paul, Minnesota, USA. In the second quarter of 2004, Ecolab Inc. reported sales of 1,043 million US dollars, an increase of more than 10 percent compared with the previous year's quarter. Net earnings for the quarter increased disproportionately by about 17 percent to 78 million US dollars. The market value of the participation as of June 30, 2004, amounted to some 1.9 billion euros.

Henkel has a 28.8 percent stake in **The Clorox Company**, Oakland, California, USA. In the fourth quarter of its 2003/2004 financial year, straddling the calendar year, Clorox increased sales by 8 percent to 1,243 million US dollars. Net earnings for the quarter increased disproportionately by 24 percent to 185 million US dollars. The market value of this participation as of June 30, 2004, was about 2.7 billion euros.

Share Performance

The Henkel preferred share, which is listed in the German stock index (DAX), rose above the closing price of the first quarter 2004 by 4.3 percent, from 67.31 euros to 70.18 euros, while the DAX index increased 5.1 percent. In the same period, the DJ EURO STOXX non-cyclical consumer goods index rose 3.4 percent.

In the first half of 2004, Henkel preferred share gained 13.2 percent in price, significantly out-performing the DAX, which increased by 2.2 percent over the same period, and the DJ EURO STOXX non-cyclical consumer goods index, which increased by 3.2 percent. After June 30, 2004, the Henkel Group lowered its forecast for organic sales growth. After that prices for both share categories came down.

Major Events

All previous members of the Shareholders' Committee were re-elected at the Annual General Meeting on April 19, 2004.

Dr. Jürgen Manchot, Vice-Chairman of the Shareholders' Committee, died on April 29, 2004. Stefan Hamelmann was elected the new Vice-Chairman of the Shareholders' Committee.

On May 13, 2004, Cognis paid back the vendor note of 350 million euros to Henkel. The total amount redeemed including interest was 413 million euros.

On June 24, 2004, Professor Dr. Ulrich Lehner, President and CEO of the Henkel Group, signed principle 10 of the Declaration of Principles underlying the Global Compact, which commits companies to act against all forms of corruption.

Outlook

Underlying Conditions

We expect the world economy to continue its upward climb with Asia and America as the engines. It remains to be seen what effects the currently high energy and raw material prices will have. We expect Europe to continue to show only moderate growth, primarily driven by industry and less by private consumption. We expect that consumer demand in Germany will continue to be sluggish.

We expect the US dollar to remain steady. We expect prices for raw materials and packaging to increase in the second half of the year. On average, over the full 2004 year fiscal year, we expect a stable price development for the Henkel Group.

We expect further moderate growth worldwide in the automotive industry. We expect the electronics industry to continue its upturn. There continues to be little prospect of any major new impetus for our construction-dependent businesses.

Sales and Profits Forecast

Owing to the difficult consumer market conditions prevalent in Europe, Henkel is concentrating in fiscal 2004 on securing its profit targets and market positions. The necessary steps for the second half of the year have already been initiated and are expected to be funded by savings achieved in all segments of the company. As previously disclosed, the Henkel Group now expects organic sales growth (after adjusting for foreign exchange and acquisitions/divestments) to be in the range of 2 percent. The Consumer and Craftsmen Adhesives and Henkel Technologies business sectors are expected to make a disproportionate contribution. We continue to confirm our guidance that the now integrated Dial activities are expected to achieve organic sales growth of 3 to 4 percent.

Overall profit and earnings targets are confirmed, guidance for earnings per share before goodwill amortization increases slightly: We continue to expect the Henkel Group including Dial to grow earnings before interest, tax and goodwill amortization (EBITA) about 20 percent, after adjusting for foreign exchange. We expect growth in operating profit (EBIT), after adjusting for foreign exchange, to be in the mid teens. Growth in earnings per share before goodwill amortization is now expected to be in the mid teens due to a lower tax rate.

Regional Performance

The acquisitions of Dial and ARL in the US have resulted in a marked shift in Henkel's regional portfolio. The North America region's share of sales increased from 12 percent in the previous year's quarter to 21 percent in this year's quarter. The share of sales of the other regions decreased accordingly, with a particularly noticeable fall (from 74 percent to 65 percent) occurring in the Europe/Africa/Middle East region.

Sales in **Europe/Africa/Middle East** after adjusting for foreign exchange increased 1.6 percent, and before adjustment 1.1 percent. In Germany, sales declined 5.6 percent due to persistently sluggish consumer demand. Only Henkel Technologies was able to increase sales in Germany. In the other countries of the Europe/Africa/Middle East region, sales adjusted for foreign exchange rose 4.6 percent, and 3.9 percent before adjustment. Sales in Eastern Europe and the Middle East performed well. In Western Europe, on the other hand, market conditions for the Laundry & Home Care and Cosmetics/Toiletries business sectors were difficult. This was the main reason for the decline, adjusted for foreign exchange, of 9.0 percent in operating profit in the Europe/Africa/Middle East region. The increases in profits at the Consumer and Craftsmen Adhesives and Henkel Technologies business sectors could not offset the decline.

Sales in the **North America** region more than doubled – both before and after adjusting for foreign exchange – due primarily to the Dial and ARL acquisitions. Laundry & Home Care and Cosmetics/Toiletries benefited from this development. In addition, both Consumer and Craftsmen Adhesives and Henkel Technologies were able to substantially increase sales adjusted for foreign exchange. Operating profit in the North America region more than doubled as a result of the acquisitions.

Henkel Group: Key figures by region[1], 2nd Quarter 2004

in million euros

	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales April – June 2004	**1,779**	**588**	**124**	**201**	**64**	**2,756**
Sales April – June 2003	1,759	285	88	171	75	2,378
Change versus previous year	1.1 %	> 100 %	40.3 %	17.6 %	–	15.9 %
After adjusting for foreign exchange	1.6 %	> 100 %	56.9 %	20.0 %	–	19.2 %
Proportion of Group sales April – June 2004	**65 %**	**21 %**	**4 %**	**7 %**	**3 %**	**100 %**
Proportion of Group sales April – June 2003	74 %	12 %	4 %	7 %	3 %	100 %
EBIT April – June 2004	**175**	**33**	**8**	**16**	**– 34**	**198**
EBIT April – June 2003	194	16	3	2	– 35	180
Change versus previous year	– 9.5 %	> 100 %	> 100 %	> 100 %	–	10.4 %
After adjusting for foreign exchange	– 9.0 %	> 100 %	> 100 %	> 100 %	–	14.0 %
Return on sales (EBIT) April – June 2004	**9.9 %**	**5.5 %**	**6.4 %**	**8.1 %**	**–**	**7.2 %**
Return on sales (EBIT) April – June 2003	11.0 %	5.5 %	3.6 %	1.4 %	–	7.6 %

[1] calculated on the basis of units of 1,000 euros

Henkel Group: Key figures by region[1], January – June 2004

in million euros

	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales January – June 2004	**3,511**	**854**	**226**	**378**	**130**	**5,099**
Sales January – June 2003	3,494	575	162	334	150	4,715
Change versus previous year	0.5 %	48.6 %	39.1 %	13.1 %	–	8.1 %
After adjusting for foreign exchange	1.8 %	64.3 %	56.1 %	18.5 %	–	12.0 %
Proportion of Group sales January – June 2004	**69 %**	**17 %**	**4 %**	**7 %**	**3 %**	**100 %**
Proportion of Group sales January – June 2003	74 %	12 %	4 %	7 %	3 %	100 %
EBIT January – June 2004	**363**	**50**	**8**	**14**	**– 62**	**373**
EBIT January – June 2003	383	27	– 4	– 1	– 57	348
Change versus previous year	– 5.0 %	91.7 %	–	–	–	7.5 %
After adjusting for foreign exchange	– 4.0 %	> 100 %	–	–	–	11.4 %
Return on sales (EBIT) January – June 2004	**10.4 %**	**5.9 %**	**3.7 %**	**3.7 %**	**–**	**7.3 %**
Return on sales (EBIT) January – June 2003	11.0 %	4.6 %	– 2.3 %	– 0.2 %	–	7.4 %

[1] calculated on the basis of units of 1,000 euros

Sales in the **Latin America** region after adjusting for foreign exchange rose 56.9 percent with all business sectors showing a significant increase. This improvement was due to economic recovery and the effect of acquisitions in boosting sales in the detergents and adhesives segments. Compared with the prior-year quarter, operating profit more than doubled.

In the **Asia-Pacific** region, sales after adjusting for foreign exchange were 20.0 percent above the previous year's quarter, with acquisitions in the adhesives segment having a positive effect. The Henkel Technologies business sector significantly expanded its activities, particularly in China and Japan. Operating profit showed a substantial increase.

Laundry & Home Care

Sales[1]	Q2	1–6
2004 (in million euros)	**938**	**1,688**
2003 (in million euros)	**780**	**1,559**
Change versus previous year	20.2 %	8.2 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q2	1–6
Change versus previous year	20.2 %	8.2 %
Foreign exchange	– 4.3 %	– 4.1 %
At constant exchange rates	24.5 %	12.3 %
organic[1]	– 5.9 %	– 3.6 %
acquisitions/divestments	30.4 %	15.9 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1]	Q2	1–6
2004 (in million euros)	**67**	**136**
2003 (in million euros)	**75**	**144**
Change versus previous year	– 9.4 %	– 4.8 %
After adjusting for foreign exchange	– 7.9 %	– 3.3 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q2	1–6
2004	**7.2 %**	**8.1 %**
2003	**9.6 %**	**9.2 %**
Change versus previous year	– 2.4 pp	– 1.1 pp
After adjusting for foreign exchange	– 2.5 pp	– 1.3 pp

pp = percentage points

Sales of the **Laundry & Home Care** business sector adjusted for foreign exchange were 24.5 percent above the prior-year quarter. This increase is primarily due to the acquisition of Dial, which performed in line with expectations. By contrast, our European business suffered from an overall market decline. After adjusting for foreign exchange and acquisitions/divestments, sales fell 5.9 percent.

Operating profit adjusted for foreign exchange was 7.9 percent below the previous year's level. Dial's operating profit was as expected, but its effect was burdened by goodwill amortization charges. In Western Europe particularly, we felt the effects of significant competitive pressures. Although we were again successful in improving our cost situation, this did not enable us to offset the lower sales. In order to proactively defend our market shares, we stepped up trade activities and initiated sales promotion campaigns with some price reductions. Because of the decline in sales and these profit-reducing measures, return on sales fell to 7.2 percent. Return on capital employed declined to 12.0 percent, mainly due to the increased capital employed for Dial.

In our largest business segment, heavy-duty detergents, organic sales decreased significantly due to strong competition. Here, consumers showed a preference for economical large packs and were willing to accept lower levels of performance inherent in cheaper products. We responded to the price awareness of consumers in Germany with a relaunch of the Weißer Riese brand. The promise of high performance ("with OXI Energy") combined with a favorable price kindled consumer interest, as was seen from the market success achieved after a short period. In the US, too, the trend is towards less expensive detergents which benefits the price positioning of our major brand Purex.

The markets for special detergents were far less competitive. Here we slightly increased our organic sales figure. The acquisition of the MAS brands further strengthened our position in Mexico. In Western Europe, demand for high-performance stain removers with active oxygen ("OXI products") remained high, while in Eastern Europe our fabric conditioners achieved especially good growth rates.

In the less competitive markets for cleaners, we were able to expand our WC products segment, introducing new specialty cleaners in some countries and further improving our market positions outside Europe through success with our dishwashing detergents.

Outlook

For the second half of the year, we do not expect any basic changes in market conditions. Due to the initiated sales and marketing measures we expect an improvement in the sales dynamic.

With the respective Dial activities now factored in, we expect growth in operating profit for full fiscal 2004 to be in the high single-digit percentage range after adjusting for foreign exchange.

Cosmetics/Toiletries

Sales[1]	Q2	1–6
2004 (in million euros)	**661**	**1,164**
2003 (in million euros)	**547**	**1,037**
Change versus previous year	21.0 %	12.3 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q2	1–6
Change versus previous year	21.0 %	12.3 %
Foreign exchange	– 2.7 %	– 2.9 %
At constant exchange rates	23.7 %	15.2 %
organic[1]	– 0.2 %	1.0 %
acquisitions/divestments	23.9 %	14.2 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1]	Q2	1–6
2004 (in million euros)	**61**	**103**
2003 (in million euros)	**54**	**96**
Change versus previous year	12.5 %	7.3 %
After adjusting for foreign exchange	13.8 %	8.7 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q2	1–6
2004	**9.1 %**	**8.8 %**
2003	**9.8 %**	**9.2 %**
Change versus previous year	– 0.7 pp	– 0.4 pp
After adjusting for foreign exchange	– 0.8 pp	– 0.5 pp

pp = percentage points

Sales of the **Cosmetics/Toiletries** business sector adjusted for foreign exchange were 23.7 percent above the prior-year quarter. This increase is due to the Dial, ARL and Indola acquisitions, all of which performed in accordance with expectations. After adjusting for foreign exchange and acquisitions/divestments, sales remained virtually unchanged at minus 0.2 percent. In Western Europe particularly, and especially in Germany, sluggish consumer demand and increased competition had a decisive effect on the business environment.

Operating profit adjusted for foreign exchange was 13.8 percent above the prior-year quarter. This is primarily due to the acquisitions and the salon business. The situation with regard to our branded consumer products business in Europe remained difficult. Return on sales fell 0.7 percentage points to 9.1 percent. It should be noted that goodwill amortization in respect to the acquisitions has burdened operating profits. Return on capital employed decreased to 13.8 percent due to the increase in capital employed from the acquisitions.

The hair cosmetics business, in particular the medium-priced Palette brand colorant, continued to perform well. One of the focal points of our activities is the Vision Color Effect line that was launched in the first quarter. In the styling segment, Taft was revamped in France and Italy. Activities in the hair care market were concentrated on the launch, initiated in March, of Gliss Kur in Spain.

The body care segment primarily suffered from the difficult situation in the German market. By contrast, Dial was able to hold its position in the American toiletries market, despite intensive competition, and to slightly expand its market shares primarily due to an increase in sales of body wash.

In the skin care segment, Diadermine performed very well. In France and Spain, we launched an innovative product line in the form of Diadermine Purity designed especially for skin cleaning applications for the over 20s. In addition, we launched Diadermine Body Perfect in the French market as a new full body care series.

In the slow-moving oral hygiene segment, we introduced in June an intensive tooth whitening cream under the Denivit brand for the French market while Denivit Classic was completely revamped in Benelux and France.

The salon business showed strong growth in the UK, Spain and Benelux. The acquisition of Indola offers additional market opportunities, both within and outside Europe, and also for the wholesale hairdresser products business.

Outlook

We expect the difficult situation prevailing in the consumer markets in Germany and Europe to continue through the second half of the year. However, the measures already initiated should have a positive affect. We expect improvement in the Asia and North America markets.

With the ARL and Indola acquisitions and the body care activities of Dial now included, we expect growth in operating profit adjusted for foreign exchange to be in double-digits in fiscal 2004.

Consumer and Craftsmen Adhesives

Sales[1]	Q2	1–6
2004 (in million euros)	**365**	**708**
2003 (in million euros)	**310**	**629**
Change versus previous year	17.7 %	12.6 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q2	1–6
Change versus previous year	17.7 %	12.6 %
Foreign exchange	– 3.4 %	– 4.5 %
At constant exchange rates	21.1 %	17.1 %
organic[1]	7.9 %	6.2 %
acquisitions/divestments	13.2 %	10.9 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1]	Q2	1–6
2004 (in million euros)	**35**	**72**
2003 (in million euros)	**31**	**64**
Change versus previous year	13.2 %	12.4 %
After adjusting for foreign exchange	19.1 %	16.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q2	1–6
2004	**9.8 %**	**10.2 %**
2003	**10.1 %**	**10.3 %**
Change versus previous year	– 0.3 pp	– 0.1 pp
After adjusting for foreign exchange	– 0.2 pp	– 0.1 pp

pp = percentage points

Sales at the **Consumer and Craftsmen Adhesives** business sector adjusted for foreign exchange rose 21.1 percent. The increase is the result of organic growth of 7.9 percent (after adjusting for foreign exchange and acquisitions/divestments), which is significantly above overall market growth, and the successful integration of the acquisitions of the previous year.

Operating profit growth matched the substantial rise in sales increasing 19.1 percent after adjusting for foreign exchange. The latest acquisitions were positive, in line with expectations, albeit with margins below the average for the other businesses. Return on sales as a result decreased slightly to 9.8 percent. Despite the improvement in profits, return on capital employed declined to 18.2 percent due to the acquisitions-related increase in capital employed.

For the last two years we have been pursuing a strategy of systematic, worldwide strengthening of product groups such as sealants and adhesive tapes. As a result, our business portfolio today is substantially more balanced than was previously the case. Our dependency on the core countries of Europe and traditional product groups such as wallpaper pastes declined significantly.

In the household and office products segment we continued the worldwide launch, initiated in the first quarter, of the innovative instant adhesive Loctite S.O.S. Repair. Customer acceptance of this product has been good.

The North America business performed well, as expected, but again suffered from negative foreign exchange impact.

The focus of the acquisitions made in the previous year lay in the DIY and craftsmen segment. The successfully integrated businesses added important impetus to growth in the second quarter, particularly in Mexico, Eastern Europe and Asia. We have already utilized the acquired strong brands to introduce new, innovative products in the various local markets. The general weakness of the German market adversely affected business. Apart from the UK, the other core European countries did not quite meet our expectations due to the sluggishness of the market environment.

The building adhesives business exhibited strong growth. The only exception was Germany where performance was weak. We intend to satisfy increasing market demand in Eastern Europe by building new production facilities.

Outlook

We do not expect the remainder of 2004 to bring any fundamental change to the current market conditions. Several international launches of new products will support organic growth in the coming months.

For the full year 2004, we expect double-digit growth in operating profit after adjusting for foreign exchange.

Henkel Technologies

Sales[1]	Q 2	1 – 6
2004 (in million euros)	**728**	**1,409**
2003 (in million euros)	**666**	**1,340**
Change versus previous year	9.1 %	5.1 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q 2	1 – 6
Change versus previous year	9.1 %	5.1 %
Foreign exchange	– 2.8 %	– 4.6 %
At constant exchange rates	11.9 %	9.7 %
organic[1]	10.9 %	9.0 %
acquisitions/divestments	1.0 %	0.7 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1]	Q 2	1 – 6
2004 (in million euros)	**69**	**124**
2003 (in million euros)	**55**	**101**
Change versus previous year	24.2 %	23.1 %
After adjusting for foreign exchange	29.6 %	30.5 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q 2	1 – 6
2004	**9.4 %**	**8.8 %**
2003	**8.3 %**	**7.5 %**
Change versus previous year	1.1 pp	1.3 pp
After adjusting for foreign exchange	1.3 pp	1.5 pp

pp = percentage points

Sales of the **Henkel Technologies** business sector exceeded the prior-year quarter's sales by 11.9 percent after adjusting for foreign exchange. Sales growth after adjusting for foreign exchange and acquisitions/divestments was 10.9 percent. All regions contributed to this result with encouraging increases. The electronics business performed particularly well, as did products sold under the Loctite brand.

Operating profit rose 29.6 percent after adjusting for foreign exchange. The disproportionately high increase in profit compared with the growth in sales resulted among other things from prior year's restructurings. Return on sales rose by 1.1 percentage points to 9.4 percent. Return on capital employed improved to 13.8 percent due to increased operating profit.

The introduction of new products and applications by virtually all business units supported the growth in sales and profits. With growth in the electronics market, lead-free pastes are gaining in importance. Their higher processing temperature necessitates replacement of further components of printed circuit boards. Henkel Technologies has products in its portfolio to meet this requirement, and these were in high demand. For the aircraft industry we developed new epoxy adhesive products for pastes and film applications.

We are also meeting customer requirements for new cleaners used in the production of beverage cans.

Polyurethane hotmelts are increasing in importance for a wide range of sophisticated bonding applications. The Purmelt MicroEmission product line satisfies all the technical requirements and the highest demands pertaining to environmental protection. These products have received an excellent response from the furniture and graphic arts industries. Within our product range for flexible packaging applications, we developed a waterborne extrusion primer that is employed in the manufacture of extruded multi-layer films.

Outlook

We continue to expect positive market and sales developments for fiscal 2004 and double-digit growth in operating profit after adjusting for foreign exchange.

Henkel Group: Segment Information[1)]

Segment reporting by business sector, 2nd quarter 2004

in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Tech-nologies	Corporate	Group
Sales April – June 2004	**938**	**661**	**365**	**728**	**64**	**2,756**
Change versus previous year	20.2 %	21.0 %	17.7 %	9.1 %	–	15.9 %
Proportion of Group sales	34 %	24 %	13 %	27 %	2 %	100 %
Sales April – June 2003	780	547	310	666	75	2,378
EBITDA April – June 2004	**118**	**95**	**49**	**106**	**– 27**	**341**
EBITDA April – June 2003	101	73	44	96	– 34	280
Change versus previous year	17.3 %	29.2 %	12.0 %	11.1 %	–	22.0 %
Return on sales (EBITDA) April – June 2004	**12.5 %**	**14.4 %**	**13.5 %**	**14.6 %**	**–**	**12.4 %**
Return on sales (EBITDA) April – June 2003	12.9 %	13.5 %	14.2 %	14.4 %	–	11.7 %
Depreciation and amortization on patents/licenses and property, plant and equipment April – June 2004	**30**	**13**	**8**	**21**	**7**	**79**
Depreciation and amortization on patents/licenses and property, plant and equipment April – June 2003	24	11	8	24	1	68
EBITA April – June 2004	**88**	**82**	**41**	**85**	**– 34**	**262**
EBITA April – June 2003	77	62	36	72	– 35	212
Change versus previous year	15.0 %	32.5 %	13.6 %	17.9 %	–	24.1 %
Return on sales (EBITA) April – June 2004	**9.4 %**	**12.5 %**	**11.1 %**	**11.6 %**	**–**	**9.5 %**
Return on sales (EBITA) April – June 2003	9.8 %	11.4 %	11.5 %	10.8 %	–	8.9 %
Amortization of goodwill April – June 2004	**21**	**21**	**6**	**16**	**–**	**64**
Amortization of goodwill April – June 2003	2	8	5	17	–	32
EBIT April – June 2004	**67**	**61**	**35**	**69**	**– 34**	**198**
EBIT April – June 2003	75	54	31	55	– 35	180
Change versus previous year	– 9.4 %	12.5 %	13.2 %	24.2 %	–	10.4 %
Return on sales (EBIT) April – June 2004	**7.2 %**	**9.1 %**	**9.8 %**	**9.4 %**	**–**	**7.2 %**
Return on sales (EBIT) April – June 2003	9.6 %	9.8 %	10.1 %	8.3 %	–	7.6 %
Return on capital employed (ROCE) April – June 2004	**12.0 %**	**13.8 %**	**18.2 %**	**13.8 %**	**–**	**11.8 %**
Return on capital employed (ROCE) April – June 2003	34.7 %	24.7 %	19.7 %	12.5 %	–	16.7 %
Capital employed April – June 2004[2)]	**2,943**	**2,385**	**890**	**2,457**	**170**	**8,845**
Capital employed April – June 2003[2)]	884	1,006	725	2,297	155	5,067
Change versus previous year	> 100 %	> 100 %	22.8 %	6.9 %	–	74.6 %
Capital expenditures (excluding financial assets) April – June 2004	**1,870**	**1,158**	**19**	**22**	**4**	**3,073**
Capital expenditures (excluding financial assets) April – June 2003	32	12	6	19	12	81
Operating assets April – June 2004	**4,778**	**3,203**	**1,070**	**2,551**	**407**	**12,009**
Operating liabilities April – June 2004	**1,996**	**1,153**	**278**	**628**	**240**	**4,295**
Net operating assets employed April – June 2004[3)]	**2,782**	**2,050**	**792**	**1,923**	**167**	**7,714**
Operating assets April – June 2003	1,696	1,376	906	2,566	412	6,956
Operating liabilities April – June 2003	858	607	255	602	256	2,578
Net operating assets employed April – June 2003[3)]	838	769	651	1,964	156	4,378
Research and development costs (R&D) April – June 2004	**18**	**10**	**5**	**26**	**10**	**69**
R&D as % of sales	**2.0 %**	**1.5 %**	**1.4 %**	**3.6 %**	**–**	**2.5 %**
Research and development costs (R&D) April – June 2003	18	9	5	26	12	70
R&D as % of sales	2.3 %	1.7 %	1.5 %	4.0 %	–	3.0 %

[1)] calculated on the basis of units of 1,000 euros

[2)] including goodwill at cost

[3)] including goodwill at residual book values

Henkel Group: Segment Information[1)]

Segment reporting by business sector, January – June 2004

in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Tech- nologies	Corporate	Group
Sales January – June 2004	**1,688**	**1,164**	**708**	**1,409**	**130**	**5,099**
Change versus previous year	8.2 %	12.3 %	12.6 %	5.1 %	–	8.1 %
Proportion of Group sales	33 %	23 %	14 %	28 %	2 %	100 %
Sales January – June 2003	1,559	1,037	629	1,340	150	4,715
EBITDA January – June 2004	**211**	**156**	**101**	**198**	**– 51**	**615**
EBITDA January – June 2003	192	134	90	180	– 48	548
Change versus previous year	9.9 %	16.5 %	12.9 %	10.1 %	–	12.3 %
Return on sales (EBITDA) January – June 2004	**12.5 %**	**13.4 %**	**14.3 %**	**14.1 %**	**–**	**12.1 %**
Return on sales (EBITDA) January – June 2003	12.3 %	12.9 %	14.3 %	13.4 %	–	11.6 %
Depreciation and amortization on patents/licenses and property, plant and equipment January – June 2004	**53**	**23**	**19**	**42**	**11**	**148**
Depreciation and amortization on patents/licenses and property, plant and equipment January – June 2003	44	21	17	45	9	136
EBITA January – June 2004	**158**	**133**	**82**	**156**	**– 62**	**467**
EBITA January – June 2003	148	113	73	135	– 57	412
Change versus previous year	7.3 %	18.0 %	12.2 %	15.9 %	–	13.7 %
Return on sales (EBITA) January – June 2004	**9.4 %**	**11.5 %**	**11.6 %**	**11.1 %**	**–**	**9.2 %**
Return on sales (EBITA) January – June 2003	9.4 %	10.9 %	11.6 %	10.1 %	–	8.7 %
Amortization of goodwill January – June 2004	**22**	**30**	**10**	**32**	**–**	**94**
Amortization of goodwill January – June 2003	4	17	9	34	–	64
EBIT January – June 2004	**136**	**103**	**72**	**124**	**– 62**	**373**
EBIT January – June 2003	144	96	64	101	– 57	348
Change versus previous year	– 4.8 %	7.3 %	12.4 %	23.1 %	–	7.5 %
Return on sales (EBIT) January – June 2004	**8.1 %**	**8.8 %**	**10.2 %**	**8.8 %**	**–**	**7.3 %**
Return on sales (EBIT) January – June 2003	9.2 %	9.2 %	10.3 %	7.5 %	–	7.4 %
Return on capital employed (ROCE) January – June 2004	**16.2 %**	**15.2 %**	**18.7 %**	**13.4 %**	**–**	**13.2 %**
Return on capital employed (ROCE) January – June 2003	32.9 %	22.7 %	20.0 %	11.6 %	–	16.1 %
Capital employed January – June 2004[2)]	**1,948**	**1,760**	**875**	**2,335**	**144**	**7,062**
Capital employed January – June 2003[2)]	896	995	730	2,314	160	5,095
Change versus previous year	> 100 %	76.9 %	19.9 %	0.9 %	–	38.6 %
Capital expenditures (excluding financial assets) January – June 2004	**1,941**	**1,364**	**76**	**43**	**10**	**3,434**
Capital expenditures (excluding financial assets) January – June 2003	54	29	12	35	19	149
Operating assets January – June 2004	**3,241**	**2,327**	**1,050**	**2,511**	**391**	**9,520**
Operating liabilities January – June 2004	**1,390**	**863**	**276**	**605**	**248**	**3,382**
Net operating assets employed January – June 2004[3)]	**1,851**	**1,464**	**774**	**1,906**	**143**	**6,138**
Operating assets January – June 2003	1,664	1,322	903	2,599	386	6,874
Operating liabilities January – June 2003	809	559	261	612	226	2,467
Net operating assets employed January – June 2003[3)]	855	763	642	1,987	160	4,407
Research and development costs (R&D) January – June 2004	**35**	**19**	**10**	**51**	**18**	**133**
R&D as % of sales	**2.1 %**	**1.6 %**	**1.4 %**	**3.6 %**	**–**	**2.6 %**
Research and development costs (R&D) January – June 2003	34	17	9	52	18	130
R&D as % of sales	2.2 %	1.7 %	1.4 %	3.9 %	–	2.8 %

[1)] calculated on the basis of units of 1,000 euros
[2)] including goodwill at cost
[3)] including goodwill at residual book values

Henkel Group: Consolidated Statement of Income

Consolidated statement of income, 2nd quarter 2004					
in million euros					
	Q 2/2003	%	Q 2/2004	%	Change
Sales	**2,378**	**100.0**	**2,756**	**100.0**	**15.9 %**
Cost of sales	1,229	51.7	1,460	53.0	18.8 %
Gross profit	**1,149**	**48.3**	**1,296**	**47.0**	**12.8 %**
Marketing, selling and distribution costs	731	30.7	809	29.4	10.7 %
Research and development costs	70	3.0	69	2.5	– 1.4 %
Administrative expenses	132	5.6	160	5.8	21.2 %
Other operating income	45	1.9	36	1.3	– 20.0 %
Other operating charges	39	1.6	20	0.7	– 48.7 %
Amortization of goodwill	32	1.3	64	2.3	100.0 %
Restructuring costs	10	0.4	12	0.4	20.0 %
Operating profit (EBIT)	**180**	**7.6**	**198**	**7.2**	**10.4 %**
Net income from participations	53	2.2	56	2.0	5.7 %
Net interest expense	– 40	– 1.7	– 49	– 1.8	22.5 %
Financial items	**13**	**0.5**	**7**	**0.2**	**– 46.2 %**
Earnings before tax	**193**	**8.1**	**205**	**7.4**	**6.2 %**
Taxes on income	– 66	– 2.8	– 70	– 2.5	6.1 %
Net earnings	**127**	**5.3**	**135**	**4.9**	**6.3 %**
Minority interests	– 4	– 0.1	– 4	– 0.1	0 %
Net earnings after minority interests	**123**	**5.2**	**131**	**4.8**	**6.5 %**
Earnings per preferred share (in euros)	**0.86**		**0.92**		**7.0 %**
Earnings per ordinary share (in euros)	**0.85**		**0.91**		**7.1 %**

Consolidated statement of income, January – June 2004					
in million euros					
	1 – 6/2003	%	1 – 6/2004	%	Change
Sales	**4,715**	**100.0**	**5,099**	**100.0**	**8.1 %**
Cost of sales	2,446	51.9	2,669	52.3	9.1 %
Gross profit	**2,269**	**48.1**	**2,430**	**47.7**	**7.1 %**
Marketing, selling and distribution costs	1,462	31.0	1,533	30.1	4.9 %
Research and development costs	130	2.8	133	2.6	2.5 %
Administrative expenses	256	5.4	289	5.7	12.9 %
Other operating income	64	1.4	56	1.1	– 12.5 %
Other operating charges	53	1.1	47	1.0	– 11.3 %
Amortization of goodwill	64	1.4	94	1.8	46.9 %
Restructuring costs	20	0.4	17	0.3	– 15.0 %
Operating profit (EBIT)	**348**	**7.4**	**373**	**7.3**	**7.5 %**
Net income from participations	96	2.0	93	1.9	– 3.1 %
Net interest expense	– 74	– 1.5	– 75	– 1.5	1.4 %
Financial items	**22**	**0.5**	**18**	**0.4**	**– 18.2 %**
Earnings before tax	**370**	**7.9**	**391**	**7.7**	**5.7 %**
Taxes on income	– 127	– 2.7	– 127	– 2.5	0 %
Net earnings	**243**	**5.2**	**264**	**5.2**	**8.6 %**
Minority interests	– 5	– 0.1	– 6	– 0.1	20.0 %
Net earnings after minority interests	**238**	**5.1**	**258**	**5.1**	**8.4 %**
Earnings per preferred share (in euros)	**1.69**		**1.82**		**7.7 %**
Earnings per ordinary share (in euros)	**1.66**		**1.79**		**7.8 %**

Henkel Group: Consolidated Balance Sheet/ Statement of Changes in Equity

Consolidated balance sheet				
in million euros				
	12/31/2003	%	**06/30/2004**	%
Intangible assets	1,641	17.5	4,653	38.9
Property, plant and equipment	1,683	18.0	1,926	16.1
Financial assets	1,399	14.9	1,067	8.9
Fixed assets	**4,723**	**50.4**	**7,646**	**63.9**
Inventories	1,053	11.2	1,227	10.2
Trade accounts receivable	1,581	16.9	1,920	16.1
Other receivables and miscellaneous assets	521	5.6	623	5.2
Liquid funds/Marketable securities	1,188	12.7	243	2.0
Current assets	**4,343**	**46.4**	**4,013**	**33.5**
Deferred tax assets	**296**	**3.2**	**313**	**2.6**
Total assets	**9,362**	**100.0**	**11,972**	**100.0**
Equity excluding minority interests	**3,311**	**35.4**	**3,464**	**28.9**
Minority interests	75	0.8	79	0.7
Equity including minority interests	**3,386**	**36.2**	**3,543**	**29.6**
Provisions for pensions and similar obligations	1,642	17.5	1,886	15.8
Other provisions	1,056	11.3	1,151	9.6
Provisions for deferred tax liabilities	181	1.9	563	4.7
Provisions	**2,879**	**30.7**	**3,600**	**30.1**
Borrowings	1,855	19.9	3,292	27.5
Trade accounts payable	789	8.4	913	7.6
Other liabilities	453	4.8	624	5.2
Liabilities	**3,097**	**33.1**	**4,829**	**40.3**
Total equity and liabilities	**9,362**	**100.0**	**11,972**	**100.0**

Statement of changes in equity		
in million euros		
	2003	**2004**
Shareholders' equity excluding minority interests at 01/01	**3,279**	**3,311**
Net earnings after minority interests	238	258
Dividend distributions of Henkel KGaA	– 156	– 167
Other changes taken to equity	– 28	38
Foreign exchange	– 142	24
Shareholders' equity excluding minority interests at 06/30	**3,191**	**3,464**

Henkel Group: Cash Flow Statement

Cash flow statement		
in million euros		
	1 – 6/2003	**1 – 6/2004**
Operating profit/EBIT	**348**	**373**
Income taxes paid	– 233	– 117
Depreciation/write-ups of fixed assets (excluding financial assets)	200	242
Net gains/losses from disposals of fixed assets (excluding financial assets)	– 5	– 1
Change in inventories	– 39	– 4
Change in receivables and miscellaneous assets	– 243	– 208
Change in liabilities and provisions	95	89
Cash flow from operating activities	**123**	**374**
Capital expenditures on intangible assets	– 6	– 3
Capital expenditures on property, plant and equipment	– 136	– 145
Capital expenditures on financial assets/acquisitions	– 324	– 2,426
Proceeds from disposals of fixed assets	13	423
Cash flow from investing activities/acquisitions	**– 453**	**– 2,151**
Henkel KGaA dividends	– 156	– 167
Subsidiary company dividends (to other shareholders)	– 4	– 5
Interests and dividends received	59	62
Interests paid	– 90	– 99
Dividends and interests paid and received	*– 191*	*– 209*
Change in borrowings	1,375	1,038
Other financing transactions	2	1
Cash flow from financing activities	**1,186**	**830**
Change in cash and cash equivalents	**856**	**– 947**
Effects of exchange rate changes on cash and cash equivalents	– 6	2
Change in liquid funds and marketable securities	**850**	**– 945**
Liquid funds and marketable securities at January 1	226	1,188
Liquid funds and marketable securities at June 30	1,076	243

Computation of free cash flow		
in million euros		
Cash flow from operating activities	123	374
Cash flow from investing activities/acquisitions	– 453	– 2,151
Dividends and interests paid and received	– 191	– 209
Net cash flow	**– 521**	**– 1,986**
Capital expenditures on financial assets/acquisitions and dividends	484	2,598
Free cash flow	**– 37**	**612**

Notes to the Consolidated Financial Statements January through June 2004

Income Statement

In the first half of 2004, sales rose by 8.1 percent compared with the same period in the previous year, due primarily to acquisitions. At the same time, the cost of sales increased 9.1 percent. Gross profit improved 7.1 percent to 2,430 million euros. Due to the disproportionately high increase in the cost of sales, gross margin declined 0.4 percentage points from 48.1 to 47.7 percent. The main factors responsible for the decrease in margin were the difficult market environment and intensive competition, combined with a shift in growth to countries outside Europe with lower margins.

Marketing, selling and distribution costs rose by 4.9 percent. The reason for the modest increase compared with sales is a lower share of marketing, selling and distribution costs as a percentage of sales at Dial. At 133 million euros, research and development costs were slightly above the previous year's level. Administrative expenses increased 12.9 percent. This significant rise was due to non-capitalized costs from the acquisition of Dial.

The decline in other operating income and charges is due to a decrease in foreign currency translation gains and losses from both ordinary activities and financial derivatives. On balance, other operating income and charges have not had any major changes as compared with the previous year.

Goodwill amortization increased from 64 million euros to 94 million euros as a result of acquisitions, and particularly the amortization in respect to Dial. At 17 million euros, current restructuring costs were 3 million euros below the previous year.

Compared with prior year, financial items decreased by 4 million euros to 18 million euros. The main factor causing this decline was a decrease in income from participations. While income from the financial investments in Clorox and Ecolab was just above prior year, overall results on this line were impacted by the loss of the dividend this year from our divested stake in Wella AG. Net interest expense rose 1 million euros versus the previous year. The increased negative interest balance of 5 million euros resulted from increased borrowings and the loss of income from the vendor note, extensively offset by a decrease of 4 million euros in the interest component for pension provisions.

The tax rate was 32.5 percent, falling 1.8 percentage points compared with the previous year in spite of non-tax-deductible goodwill amortization relating to the Dial acquisition. The improvement results from deferred tax income from the now tax-deductible settlement of "Extended Restructuring".

At 264 million euros, net earnings for the half year were 8.6 percent above the previous year. After minority interests, net earnings for the half year is 258 million euros, 8.4 percent more than in 2003. Earnings per preferred share increased 7.7 percent to 1.82 euros.

Balance Sheet

The increase in total assets from 9,362 million euros to 11,972 million euros (a 27.9 percent rise) as of June 30, 2004, is due to the first-time inclusion of the Dial, ARL and Indola acquisitions in the scope of consolidation of the Henkel Group. As a result of the acquisitions, fixed assets increased by 2,923 million euros to 7,646 million euros. This corresponds to almost 64 percent of total assets. The rise in intangible assets was particularly steep. Additions to goodwill amounted to about 2 billion euros, with other intangible assets increasing almost 1 billion euros as a result of the brand rights acquired as part of the Dial acquisition. Financial assets declined by 332 million euros to 1,067 million euros. The reason for the decrease was the redemption of the vendor note by Cognis. The vendor note was a loan for 350 million euros that Henkel had granted to the acquiring group of investors to support the financing of the purchase price pertaining to the sale of the Cognis business in 2001. Rather than being collected in cash, the interest accruing during the term of the loan was capitalized under the financial assets heading. The amount redeemed including the capitalized interest was 413 million euros.

Current assets declined by 330 million euros to 4,013 million euros. This decrease was caused by a significant reduction in liquid funds and marketable securities of 945 million euros used to finance the purchase price of the acquisitions. Inventories and trade accounts receivable increased as a result of the acquisitions, and the slight appreciation of the US dollar as of the end of the half year compared with December 31, 2003.

Shareholders' equity increased from 3,386 million euros to 3,543 million euros. The dividend payout amounting to 167 million euros in the second quarter was financed out of net earnings for the half year after minority interests amounting to 258 million euros, foreign currency translation gains of 24 million euros and other changes in equity not affecting the operating results amounting to 38 million euros. The other changes in equity not affecting the operating results are essentially comprised of fair value changes in derivative financial instruments and equity changes at our US associates (financial investments accounted for by the equity method).

Provisions increased by more than 700 million euros to 3.6 billion euros. The main reason for the steep rise was the increase in deferred tax provisions, which increased by almost 400 million euros in the wake of the Dial consolidation (capitalization of the acquired brand rights in the consolidated balance sheet). The increase in pension provisions of 244 million euros is due to pension obligations taken over with the acquisitions.

The increase in liabilities from 3,097 million euros to 4,829 million euros was primarily due to the change in the borrowings. Borrowings increased by 1.4 billion euros to about 3.3 billion euros as a result of the need to finance the purchase price of the acquisitions, for which, aside from liquid funds, short-term debt capital (commercial paper) in particular were used. Trade accounts payable and other liabilities increased by about 300 million euros as a result of the acquisitions.

The equity ratio fell by 6.6 points to 29.6 percent due primarily to the expansion in borrowings.

Cash Flow Statement

Cash flow from operating activities amounted to 374 million euros, 251 million euros above the previous year. This increase was, to a large extent, the result of the significant decline in tax payments. Included in the tax payments of the previous year were 150 million euros that fell due in relation to the sale of our Cognis chemical business in 2001. In addition, an increase in earnings before interest, tax, depreciation and amortization (EBITDA) and a smaller rise in net working capital compared with the previous year contributed to an improvement in operating cash flow.

Cash flow from investing activities/acquisitions amounted to a negative 2,151 million euros, 1,698 million euros more than in the previous year. The high outflow of funds is attributable to the acquisition of Dial and ARL, and the completion of a number of smaller acquisitions. The redemption of the vendor note by Cognis had an offsetting effect. At 148 million euros, investments in continuing operations were 6 million euros above the level for the same period in the previous year.

Cash flow from financing activities, at 830 million euros, was 356 million euros below the prior-year level. With borrowings in the first half of 2003 having already increased by more than 1 billion euros as a result of the issue of the benchmark bond, the first half of 2004 was again characterized by a significant rise in borrowings caused by the financing requirement for acquisitions. The liquid funds from the redemption of the 413 million euros vendor note were used to amortize short-term loans. The 18 million euros increase in cash outflow from net dividends and interests is due to the increase in dividend payments (12 million euros) and higher interest payments from the increase in debt.

Due to the acquisitions made, net cash flow was a negative 2 billion euros, 1.5 billion euros below the level of the previous year.

Free cash flow (obtained after adjusting for capital expenditures on financial investments/acquisitions and dividend payments) was 612 million euros, 649 million euros above the prior-year. After adjusting for tax payments incurred in the previous year from the sale of Cognis, and for additions resulting from the redemption of the vendor note, the improvement in free cash flow amounts to 86 million euros.

Supplementary Notes

Accounting and Valuation Policies

The unaudited interim report of the Henkel Group, like the consolidated annual financial statements for fiscal 2003, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as for the 2003 annual financial statements.

Composition of the Group

In addition to Henkel KGaA, the consolidated financial statements include 22 domestic and 211 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights or which are under the unified management control of Henkel KGaA.

The investments in The Clorox Company, Oakland, California, and Ecolab Inc., St. Paul, Minnesota, (both in the US) are accounted for by the equity method.

The present interim financial statements as of June 30, 2004, are particularly affected by the first-time consolidation of The Dial Corporation, Scottsdale, Arizona, USA. Following approval by the Dial shareholders of the acquisition of their company by the Henkel Group, on March 24 of this year, the transaction closed on March 29, 2004. Due to the lateness of the closing date in the first quarter, Dial was still shown in the first quarter report as an addition to financial assets.

The business combination is accounted for by use of the purchase method. In the cause of the so-called purchase price allocation hidden reserves and losses are identified and shown separately from goodwill.

The goodwill shown in the balance sheet for Dial is provisional, subject to the purchase price allocation procedure to be completed in the course of this year. In accordance with the requirements of IFRS 3, all goodwill arising before March 31, 2004, will be subject to scheduled amortization until the end of the year.

Earnings Per Share

The undiluted earnings per share is calculated by dividing net earnings after minority interests by the weighted average number of shares in circulation during the period under review.

The Stock Incentive Plan initiated in 2000 diluted earnings per share as of the close on June 30, 2004 because the granted options of two tranches "were in the money", resulting in 125,604 potential outstanding preferred shares. As a result diluted earnings per share are 0.4 cents lower than the undiluted EPS.

Earnings per share

		1 – 6/2004
Net earnings after minority interests in million euros		**258**
Number of ordinary shares in circulation		86,598,625
Earnings per ordinary share	**in euros**	**1.79**
Number of preferred shares in circulation		56,894,420
Earnings per preferred share	**in euros**	**1.82**
Dilution effect arising from Stock Incentive Plan		125,604
Number of potential preferred shares without voting rights		57,020,024
Diluted earnings per preferred share	**in euros**	**1.81**

This document contains forward-looking statements which are based on current estimates and assumptions made by the corporate management of Henkel KGaA. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Imprint

Published by
Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by: Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg, Germany
Photographs: Wolter, Henkel
Produced by: Schotte, Krefeld, Germany

Corporate Communications
Phone: +49 (0)211 797-35 33
Fax: +49 (0)211 798-24 84
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-39 37
Fax: +49 (0)211 798-28 63
E-mail: oliver.luckenbach@henkel.com

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Calendar

Publication of Report for the Third Quarter 2004:
Monday, November 8, 2004

Fall Press and Analysts' Conference 2004:
Monday, November 8, 2004

Press Conference for Fiscal 2004 and Analysts' Meeting 2005:
Tuesday, February 22, 2005

Annual General Meeting of Henkel KGaA 2005:
Monday, April 18, 2005

Up-to-date facts and figures on Henkel also available on the Internet: www.henkel.com

Henkel

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